 AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

September 24, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Ms. Choo:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on August 6, 2020, concerning Post-Effective Amendment No. 147 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on July 8, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of the PD Mid-Cap Index Portfolio (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus Comments

1.	Comment: Cover page of prospectus: The cover states that the Fund is only available for investment by the Pacific Dynamix Portfolios, but elsewhere the prospectus states that the Fund is available for investment by the Pacific Dynamix Portfolios, PLFA and its affiliates. If the Fund is only available to the Pacific Dynamix Portfolios, please revise Underlying Fund Risk and any other disclosure applicable to investors.

Response: The Fund is available for investment by the Pacific Dynamix Portfolios, PLFA and certain of its affiliates. The cover page of the Prospectus accurately discloses this as it states: The Fund offered in this Prospectus is only available for investment by the Pacific Dynamix Portfolios, which are underlying investment options for variable life insurance policies and variable annuity contracts (“variable products”) issued or administered by Pacific Life Insurance Company (“Pacific Life”) and Pacific Life & Annuity Company (“PL&A”), as well as PLFA and certain of its affiliates (emphasis added).

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

2.	a. Comment: Principal Investment Strategies: The 80% policy includes the following phrase: “instruments representative of that index (such as derivatives).” The SAI states that derivatives are not part of the Fund’s principal investment strategies. Please reconcile. 1) If derivatives are part of the Fund’s principal investment strategies, please supplementally explain their role in light of the Fund’s policy to use a replication methodology with respect to at least 90% of its assets and a sampling methodology with respect to the remainder. 2) Specify in the prospectus the type or types of derivatives and how they will be used. For example, derivatives will be used to provide exposure to a component of the index. 3) Add a derivatives risk factor to the Principal Risks section which discusses the specific risks of the types of derivatives to be used. 4) Disclose in the prospectus or SAI that the Fund will use the daily mark to market value of derivative instruments for purposes of determining compliance with the 80% names policy.

Response: The phrase noted will be deleted.

b. Comment: This section discloses that: “The Fund will generally hold substantially all of the stocks in the index in approximately the same proportions as their weightings in the index.” The SAI states that the Fund may use a sampling methodology for up to 10% of the Fund’s assets. Please consider whether this statement should be moved to the prospectus and sampling risk should be disclosed in that event.

Response: Registrant will move the noted sentence to the prospectus and add a sampling risk to the Fund’s summary prospectus.

c. Comment: To the extent that the index is already concentrated, please disclose the industries in which it is concentrated and add related risk disclosure.

Response: Registrant confirms that the index is not currently concentrated in any industry or group of industries.

d. Comment: Please add disclosure on the Fund’s processes on portfolio rebalancing in response to reconstitution of the index, including any time lag and how frequently the portfolio is rebalanced.

Response: Registrant will add the requested disclosure.

3.	a. Comment: Principal Risks – General: The last sentence in the second paragraph references italicized terms, but there are no italicized terms so please consider revising this sentence.

Response: Registrant will delete this sentence.

b. Comment: Tracking Error Risk: The Fund follows a replication strategy so please explain why tracking error would be substantial in the disclosure. If tracking error will be substantial, consider adding a statement saying that the Fund expects that over time its tracking error will not exceed a certain percentage.

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

Response: Registrant will delete the “sometimes substantially” phrase from the risk.

c. Comment: Industry Concentration Risk: Because the Fund may concentrate in securities of particular industries to the same extent as its benchmark index, please change “may” to “will.”

Response: Registrant will make the requested change

d. Comment: New Fund Risk and Market Risk: Please consider adding “New Fund Risk” and “Market Risk” as principal risks for the Fund. The New Fund Risk should describe that this fund is new, has no operating history and may not achieve its investment goal. In considering whether “Market Risk” should be considered a principal risk, please consider whether the COVID 19 risk currently disclosed under Natural Disasters Risk should be disclosed under Market Risk and moved to the summary prospectus for the Fund. If Registrant believes no disclosure change is warranted, please explain supplementally why COVID 19 risk should not be in the summary.

Response: Registrant has considered this comment and determined that no disclosure changes are necessary. The risk of the Fund having no operating history and not achieving its investment goal is not considered a principal risk because the proposed sub-adviser to the Fund also manages mutual funds with the same strategy that have an operating history and performance record. Further, references to the Fund being new and its anticipated launch date are disclosed in the “Performance” and “Portfolio Turnover” sections of the Fund’s summary prospectus.

With respect to Market and Regulatory Risk (the Trust’s version of Market Risk), this risk is disclosed as an ancillary risk to the Fund because the risk does not arise from the Fund’s principal investment strategies. Registrant also believes that the first sentence of this section, which provides, “As with any mutual fund, the value of the Fund’s investments, and therefore the value of your shares, may go up or down and you could lose money” summarizes Market Risk. In addition, Registrant believes that Equity Securities Risk, which is disclosed as a principal risk of the Fund, covers the concepts in Market Risk as it relates to principal investments of the Fund (equities). With respect to COVID-19 risk, Registrant believes that the current disclosure under Natural Disasters Risk is appropriate as it is a component of Natural Disasters Risk and should not be a principal risk as it does not arise from the Fund’s principal investment strategies.

e. Comment: Underlying Fund Risk: Please explain supplementally why Underlying Fund Risk is an ancillary risk not a principal risk factor.

Response: The Fund’s shareholders will primarily be the Pacific Dynamix Portfolios as described in Comment 1 and therefore the Fund is not directly available to retail investors, for which this risk would be a primary concern.

4.	Comment: Performance: Please supplementally identify the broad-based securities market index that the Fund will use for comparison of performance.

Response: The Fund’s broad-based securities market index for comparison of performance will be the Russell MidCap Index.

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

5.	a. Comment: Additional Information About Principal Investment Strategies and Risks: General Investment Information: Given that the Fund is a passively managed index fund, please delete the first three sentences in the second paragraph or supplementally explain why these policies are appropriate for an index fund. In the sixth sentence of the same paragraph, please also revise “indices” to “index” as only one index is applicable to the Fund.

Response: Registrant will make the revisions requested.

b. Comment: General Investment Information: Capitalization should not be a factor in determining eligibility of an investment for the Fund because it is a passively managed index fund. Please delete the eighth through eleventh sentences in this same paragraph or supplementally explain why this disclosure is appropriate for an index fund.

Response: Registrant will delete the requested disclosure.

c. Comment: General Investment Information: To explain the link between the Pacific Dynamix Portfolios’ rebalancing and the Fund’s portfolio turnover rate, in the third paragraph of this sub-section, please consider including a statement that purchases and redemptions of fund shares by the Pacific Dynamix Portfolios cause the Fund to purchase and sell portfolio investments which could result in a higher portfolio turnover rate.

Response: Registrant will revise the disclosure accordingly.

6.	a. Comment: Additional Information About Principal Risks: Please consider deleting “The following principal risks are described in the Additional Information About Principal Risks section of this Prospectus” as the referenced section directly follows this reference.

Response: Registrant will revise the sentence to clarify that the risks are disclosed “in the following section.”

b. Comment: Active and Frequent Trading Risk: Please supplementally explain why this is a risk factor for the Fund.

Response: As described in the risk, this risk could materialize if there are a series of asset allocation transfers involving the Fund. Registrant will revise the risk disclosure to clarify that asset allocation changes would be the primary reason for active and frequent trading by the Fund.

c. Comment: Market and Regulatory Risk: Please delete the third sentence of this risk or explain supplementally why this disclosure is appropriate for the Fund.

Response: Registrant will delete the sentence.

d. Comment: Redemption Risk: Please delete or revise the reference in the first sentence to “investments in other investment companies” because investments in other investment companies are not disclosed in the Principal Investment Strategies section.

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

Response: Registrant will delete the reference.

e. Comment: Sector Risk –The first sentence states that the Fund may focus on sectors “based on investment opportunities.” If appropriate, please revise the disclosure to state that sector risk is based on index composition.

Response: Registrant will delete the reference to investment opportunities or market conditions. In addition, in considering the comment, Registrant has determined to add Sector Risk as a principal risk for the Fund in the fund summary because Industry Concentration Risk is disclosed as a principal risk in the fund summary and a sector is considered to be a group of industries. As such, the summary Sector Risk disclosure will be modeled after the summary Industry Concentration Risk disclosure and will convey that the Fund will have the same approximate sector focus as the Fund’s benchmark index. The statutory Sector Risk disclosure will be revised accordingly as well.

7.	Comment: Index Definition – In the second sentence of the third paragraph, please revise references of “either Index” to “the Index” as only one index applies to the Fund.

Response: The Registrant will make the requested changes.

8.	Comment: Tax Matters – The second sentence of the third paragraph states: “Shareholders of the Fund should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership and disposition of Trust shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.” Please delete this sentence because shareholders of the Fund are not policyholders.

Response: Registrant will make the requested deletion.

Back Cover

9.	Comment: Information Statements - Since the Trust’s expanded exemptive order has not yet been granted, please revise this disclosure to indicate that any information statement will be mailed to shareholders. Please supplementally confirm that information statements about new sub-advisers are currently mailed to policyholders.

Response: Registrant confirms that information statements about new sub-advisers are currently mailed to policyholders and will make the requested revision.

10.	Comment: How to Obtain Documents – Please add an address for shareholders writing to the Trust to obtain documents. Please confirm supplementally that the call numbers are those listed further below on the back cover and revise disclosure as necessary.

Response: So confirmed. Registrant will revise the disclosure to clarify that “write” means “email” and to indicate where a shareholder may find the email address.

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

SAI

11.	Comment: Fundamental Investment Restrictions - Concentration: For purposes of a fund’s concentration policy, it is the Staff’s view that a fund must consider the underlying investments of all investment companies in which a fund invests, not just those investment companies that have policies to concentrate. Please revise the fundamental policies and/or the “Interpretations to the Fundamental Policies” to align with the Staff’s view.

Response: In a prior response to Staff comments (dated April 29, 2016) on a proxy statement amending these fundamental investment restrictions, Registrant previously added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change. Registrant therefore respectfully declines to make the requested change.

12.	Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions: In the last sentence of the last paragraph of this section, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: For the reasons discussed in Response #11, Registrant believes the current approach is reasonable and appropriate. This statement acknowledges that funds of funds of the Registrant invest in underlying funds, which portfolio holdings are readily available to the Registrant as they are funds within the same investment company as the funds of funds and will consider the concentration of the Underlying Funds. Therefore, Registrant respectfully declines this request.

13.	Comment: Non-Fundamental Investment Restrictions: Please revise the second sentence of the last paragraph of this section in light of the requirements of Rule 22e-4.

Response: Registrant respectfully declines this request as non-fundamental investment restriction 1, as currently drafted, is consistent with the requirements of Rule 22e-4.  Changing the noted disclosure could cause the Fund to violate restriction 1 when the Fund is in compliance with Rule 22e-4 under the Investment Company Act (for example, if fluctuations in the value of Fund holdings cause the value of the Fund’s illiquid investments to exceed the 15% threshold).  The Fund believes the restriction as currently stated is consistent with applicable legal requirements.  Consistent with Rule 22e-4, the Fund does not intend to acquire any illiquid investment if, immediately after the acquisition, it would have invested more than 15% of its net assets in illiquid investments that are assets and, if it holds more than 15% of its net assets in illiquid investments that are assets, it would take appropriate steps to reduce the percentage of those investments within a reasonable period of time.  Stating that the 15% illiquidity limit is measured at the time of acquisition does not imply that the Fund would not take appropriate post-acquisition remedial action, if necessary.

PD Mid-Cap Index Portfolio – Response Letter

September 24, 2020

If you have any questions or further comments, please contact me at Audrey.Cheng@pacificlife.com.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP